Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
[ ]	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instructions 1(b).	Estimated average burden hours per response. . . 0.5
1. Name and Address of Reporting Person* Lehman Brothers Holdings Inc.	2. Issuer Name and Ticker or Trading Symbol Peabody Energy Corp. (BTU)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director _X_ 10% Owner ___ Officer (give title below) ___ Other (specify below)
(Last) (First) (Middle) 745 Seventh Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 13-3216325	4. Statement for Month/Day/Year 05/01/2003
(Street) New York, New York 10019		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) ___ Form filed by One Reporting Person _X_ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transactions (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, par value $.01	05/01/2003		S		4,867,825	D	$25.37	16,417,169	I	(1)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (9-02)
FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr.3,4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) This form is a joint filing with the following affiliates of the Reporting Person:

Lehman Brothers Inc., a Delaware corporation (“LBI”)
LB I Group Inc., a Delaware corporation (“LB I Group”)
Lehman Brothers MBG Partners 1999 (A) L.P., a Delaware limited partnership (“MBG 1999 (A)”)
Lehman Brothers MBG Partners 1999 (B) L.P., a Delaware limited partnership (“MBG 1999 (B)”)
Lehman Brothers MBG Partners 1999 (C) L.P., a Delaware limited partnership (“MBG 1999 (C)”)
Lehman Brothers Capital Partners III, L.P., a Delaware limited partnership (“Capital Partners III”)
Lehman Brothers Capital Partners IV, L.P., a Delaware limited partnership (“Capital Partners IV”)
Lehman Brothers Merchant Banking Partners II Inc., a Delaware corporation (“LB MBP II Inc.”)
Lehman Brothers Merchant Banking Partners II L.P., a Delaware limited partnership (“LB MBP II”)
Lehman Brothers Offshore Partners II Ltd., a Bermuda corporation (“LB Offshore II Ltd.”)
Lehman Brothers Offshore Investment Partners II L.P., a Bermuda limited partnership (“LB OIP II”)

LBI is a wholly-owned subsidiary of Holdings and the direct 100% parent of LB I Group. LB I Group is a wholly-owned subsidiary of LBI and is the general partner of Capital Partners IV, MBG 1999 (A), MBG 1999 (B) and MBG 1999 (C). MBG 1999 (A) is a limited partnership, the general partner of which is LB I Group. MBG 1999 (B) is a limited partnership, the general partner of which is LB I Group. MBG 1999 (C) is a limited partnership, the general partner of which is LB I Group. Capital Partners III is a limited partnership, the general partner of which is Holdings. Capital Partners IV is a limited partnership, the general partner of which is LB I Group. LB MBP II Inc. is a wholly-owned subsidiary of Holdings and the general partner of LB MBP II and a General partner of LB OIP II. LB MBP II is a limited partnership, the general partner of which is LB MBP II Inc. LB Offshore II Ltd. is a wholly-owned subsidiary of Holdings and a general partner of LB OIP II. LB OIP II is a limited partnership, the general partners of which are LB Offshore II Ltd. and LB MBP II Inc.

LB I Group, MBG 1999 (A), MBG 1999 (B), MBG 1999 (C), Capital Partners III, Capital Partners IV, LB MBP II and LB OIP II are the actual owners of the remaining shares reported herein and were the actual owners of the shares sold.

Under the rules and regulations of the Securities and Exchange Commission, the Reporting Person, LBI, LB MBP II Inc. and LB OIP II may be deemed to be the beneficial owners of said shares.

JOINT FILER INFORMATION

Title of Security: Common Stock, par value $0.01

Issuer & Ticker Symbol: Peabody Energy Corp. (BTU)

Designated Filer: Lehman Brothers Holdings Inc.

Other Joint Filer(s):

Lehman Brothers Inc.
745 Seventh Avenue
New York, New York 10019

LB I Group Inc.
745 Seventh Avenue
New York, New York 10019

Lehman Brothers MBG Partners 1999 (A) L.P.
745 Seventh Avenue
New York, New York 10019

Lehman Brothers MBG Partners 1999 (B) L.P.
745 Seventh Avenue
New York, New York 10019

Lehman Brothers MBG Partners 1999 (C) L.P.
745 Seventh Avenue
New York, New York 10019

Lehman Brothers Capital Partners III, L.P.
745 Seventh Avenue
New York, New York 10019

Lehman Brothers Capital Partners IV, L.P.
745 Seventh Avenue
New York, New York 10019

Lehman Brothers Merchant Banking Partners II Inc.
745 Seventh Avenue
New York, New York 10019

Lehman Brothers Merchant Banking Partners II L.P.
745 Seventh Avenue
New York, New York 10019

Lehman Brothers Offshore Partners II Ltd.
745 Seventh Avenue
New York, New York 10019

Lehman Brothers Offshore Investment Partners II L.P.
745 Seventh Avenue
New York, New York 10019

Date of Event
Requiring Statement: May 1, 2003

Signature on behalf
Of other above filer:

/s/ Barrett S. DiPaolo
Barrett S. DiPaolo
Senior Vice President and Authorized Signatory

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Barrett S. DiPaolo **Signature of Reporting Person	05/02/2003 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2